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                           November 30, 2023

       Chirs Wang
       Chief Financial Officer
       Phoenix Motor Inc.
       1500 Lakeview Loop
       Anaheim, CA 92807

                                                        Re: Phoenix Motor Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on November
27, 2023
                                                            File No. 333-275758

       Dear Chirs Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              David Levine